September 4, 2000




Board of Directors
Niagara Mohawk Holdings, Inc.
300 Erie Boulevard, West
Syracuse, NY 13202

Dear Sirs:

         You have requested our opinion as to the fairness from a financial point of view to the stockholders of Niagara Mohawk Holdings, Inc. (the "Company") of the consideration to be received by the Company's stockholders pursuant to the terms of the Agreement and Plan of Merger and Scheme of Arrangement (the "Agreement"), by and among The National Grid Group plc. ("National Grid"), the Company, New National Grid Limited, a newly formed holding company ("Newco"), and Grid Delaware Inc. a newly formed corporation and wholly-owned subsidiary of Newco ("Merger Sub"). Pursuant to the Agreement, subject to the terms and conditions of the Agreement, Newco will become a new holding company for National Grid in a scheme of arrangement (the "Scheme") and Merger Sub will merge (the "Merger") with and into the Company pursuant to which the Company become a wholly-owned subsidiary of Newco.

         Pursuant to the Agreement, each share of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), other than shares cancelled pursuant to the Agreement, will be converted into the right to receive, subject to the pro ration provisions of the Agreement, the Per Share Amount (as defined below) in the form of: (x) cash (the "Cash Consideration");
(y) a number of Newco American Depositary Shares ("Newco ADSs") equal to the Exchange Ratio (as described below) (the "ADS Consideration"); or (z) a combination of Cash Consideration and ADS Consideration determined in accordance with the Agreement (collectively, the "Consideration").

         The Per Share Amount shall be determined as follows: (i) if the Average Price (1) is greater than or equal to $32.50 and less than or equal to $51.00, the Per Share Amount shall be $19.00 (ii) if the Average Price is less than $32.50, the Per Share Amount shall be: (a) $19.00 less (b) the product of: (x) 662/3 % of $19.00 and (y) the percentage decrease in the Average Price below $32.50; (iii) if the Average Price is greater than $51.00, the Per Share Amount shall be: (a) $19.00 plus (b) the product of: (x) 662/3 % of $19.00 and (y) the percentage increase in the Average Price above $51.00. The Exchange Ratio shall be equal to the Per Share Amount as determined above divided by the Average Price.

[FN]
(1) The Average Price of National Grid shares is defined in general in the Agreement as the product of: (i) the average of the closing prices of National Grid Shares on the London Stock Exchange for 20 trading days selected at random in a period of 40 consecutive trading days ending on the tenth day prior to the election deadline; (ii) the respective exchange rates for USD:GBP for those days; and (iii) five.

         In arriving at our opinion, we have reviewed a draft of the Agreement dated September 2, 2000 and the exhibits thereto and we have assumed the final form of the Agreement would not vary in any respect material to our analysis. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and National Grid including information provided during discussions with their respective management teams. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2007 prepared by the management of the Company. We also reviewed financial projections of National Grid for the period beginning April 1, 2000 and ending March 31, 2006 prepared by the management of National Grid. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

         In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, National Grid or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and National Grid as to the future operating and financial performance of the Company and National Grid, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

         Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company Common Stock, National Grid Ordinary Shares or National Grid American Depositary Shares or Newco Ordinary Shares or Newco ADSs (each as defined in the Agreement) will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

         Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

         DLJ has represented the Company in many advisory or underwriting transactions, including: (i) lead-managing $200 million of 87/8 % Senior Notes due 2007; (ii) advising on the sale of various of the Company's fossil generating assets for approximately $900 million; (iii) advising on the restructuring and termination of various of the Company's power purchase agreements with certain of its independent power producers for approximately $3.6 billion in cash and 42.9 million shares of Company Common Stock; (iv) lead-managing $3.45 billion of Senior Notes of various maturities and $316 million of Company Common Stock.

         Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.


                                            Very truly yours,


                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION

                                            By:
                                               -------------------------
                                                Michael W. Ranger
                                                Managing Director